SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Juno Therapeutics, Inc.

(Name of Subject Company)

Juno Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

48205A109

(CUSIP Number of Class of Securities)

Bernard J. Cassidy

General Counsel and Corporate Secretary

400 Dexter Avenue North, Suite 1200

Seattle, Washington 98109

(206) 582-1600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Kenton J. King

Graham Robinson

Amr Razzak

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301-1908

(650) 470-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 14D-9. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Juno Therapeutics, Inc. (“Juno”) with the Securities and Exchange Commission (the “SEC”) on February 2, 2018, relating to the offer by Blue Magpie Corporation, a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Celgene Corporation, a Delaware corporation (“Celgene”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares” and each, a “Share”), of Juno, other than any Celgene-Owned Shares and Company-Owned Shares, for a purchase price of $87.00 per Share in cash, without any interest thereon and subject to any required tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Celgene and Purchaser with the SEC on February 2, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, filed by Celgene and Purchaser with the SEC on February 2, 2018 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

Except to the extent specifically provided in this Amendment, including the addition of the informational legend on the outside front cover page hereto, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below and the addition of the informational legend on the outside front cover page hereto.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 of this Schedule 14D-9 is hereby amended and restated by deleting the third paragraph under the heading “—Solicitation/Recommendation” on page 17 of this Schedule 14D-9 and replacing it with the following paragraph:

Based on the recommendation of the Strategic Committee, and for other reasons described in more detail below under the heading “—Reasons for Recommendation”, the Juno Board, on behalf of Juno, unanimously recommends that Juno’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. In reaching the conclusions and in making the recommendation described above, the Juno Board took into account a number of reasons, which are described under the headings “—Background of the Transaction” and “—Reasons for Recommendation.”

Item 4 of this Schedule 14D-9 is hereby amended and restated by inserting the following sentence after the third sentence in the first paragraph under the heading “ —Reasons for Recommendation—Board of Directors” on page 36 of this Schedule 14D-9:

The Juno Board has produced the fairness determination on behalf of Juno.

Item 4 of this Schedule 14D-9 is hereby amended and restated by deleting the last paragraph under the heading “ —Reasons for Recommendation—Board of Directors” on pages 36 and 37 of this Schedule 14D-9 and replacing it with the following paragraph:

The foregoing discussion of the Juno Board’s reasons for its recommendation that Juno’s stockholder accept the Offer is not meant to be exhaustive, but addresses the material information and reasons considered by the Juno Board in connection with its recommendation. After considering the reasons above, among other factors, including the substantive and procedural factors considered by the Strategic Committee discussed above, the Juno Board concluded that the reasons in favor of the Transaction substantially outweighed the potential negative factors. The Juno Board unanimously (with the exception of Celgene’s current designee to the Juno Board, Dr. Rupert Vessey, and Celgene’s former designee, Dr. Thomas O. Daniel, who had recused themselves from such vote due to their current and former affiliation, respectively, with Celgene) concluded to approve the Transaction and to recommend that Juno’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer based on the various reasons described above and other factors that the members of the Juno Board believed were appropriate. In view of the variety of reasons considered in connection with its evaluation of the Transaction, the Juno Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusion. In addition, each of the members of the Juno Board applied his or her own personal business judgment to the process and may have given differing weights to different factors. In arriving at their unanimous recommendation, the members of the Juno Board also considered the interests certain executive officers of Juno may have with respect to the Transaction that differ from, or are in addition to, their interests as stockholders generally, as described under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above. The Juno Board approves the Transaction and recommends that Juno’s stockholders tender their Shares to Purchaser pursuant to the Offer for the reasons described above and based upon the totality of the information presented to, and considered by, the Juno Board.

Item 4 of this Schedule 14D-9 is hereby amended and restated by deleting the paragraph under the heading

“ —Intent to Tender” on page 37 of this Schedule 14D-9 and replacing it with the following paragraph:

To Juno’s knowledge, after making reasonable inquiry, all of Juno’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority), because they view the Offer as an attractive opportunity to receive cash for their Shares at a premium to recent market prices. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party.

Item 4 of this Schedule 14D-9 is hereby amended by deleting the fourth sentence from the third paragraph under the heading “ —Certain Financial Projections—Cautionary Note About the Management Projections” on page 38 of this Schedule 14D-9.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Item 5 of this Schedule 14D-9 is hereby amended and supplemented by adding the following sentence to the end of the third paragraph on page 57 of this Schedule 14D-9:

Celgene will bear all of the legal fees, if any, incurred by Juno in connection with the financing of the Transaction.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 6 of this Schedule 14D-9 is hereby amended and supplemented by adding the following sentence to the end of the paragraph on page 57 of this Schedule 14D-9:

No transactions with respect to the Shares have been effected by any pension, profit-sharing or similar plan of Juno during the 60 days prior to the date of this Schedule 14D-9.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of this Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph under the heading “ —Legal Proceedings” on page 64 of this Schedule 14D-9 and replacing it with the following paragraph:

On February 13, 2018, an alleged stockholder of Juno filed a purported class action lawsuit against Juno, its directors, Celgene and Purchaser in the United States District Court for the Western District of Washington, captioned Amardeep Sembhi v. Juno Therapeutics, Inc., et al., Case No. 2:18-cv-00229. The complaint alleges that all defendants, including Celgene and Purchaser, violated Section 14(e) of the Exchange Act because the Schedule 14D-9 is materially deficient, and alleges that Juno’s directors breached their fiduciary duties and violated Section 20(a) of the Exchange Act by (a) selling Juno to Celgene in an unfair process for an unfair price and (b) filing a materially deficient Schedule 14D-9. The complaint seeks, among other things, (i) injunctive relief preventing the consummation of the Transaction or (ii) rescissory damages or rescission in the event the Transaction is consummated.

Item 8 of this Schedule 14D-9 is hereby amended and supplemented by adding the following to the last paragraph under the heading “ —Regulatory Approvals” starting on page 64 of this Schedule 14D-9:

On February 2, 2018, each of Juno and Celgene filed Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the acquisition of Shares pursuant to the Offer. As a result, the required waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., Eastern time, on February 20, 2017, unless (i) earlier terminated by the FTC and the Antitrust Division, (ii) Celgene elects to withdraw and re-submit their Notification and Report Forms or (iii) the FTC or the Antitrust Division issues a request for additional information and documentary material prior to that time.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018	Juno Therapeutics, Inc.

	By:	/s/ Bernard J. Cassidy
	Name:	Bernard J. Cassidy
	Title:	General Counsel and Corporate Secretary